Exhibit 1.02

MKS INSTRUMENTS, INC.

Conflict Minerals Report

For The Year Ended December 31, 2013

Special Note Regarding Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect management’s current opinions and are subject to certain risks and uncertainties that could cause actual results to differ materially from those stated. MKS assumes no obligation to update this information. Risks and uncertainties include, but are not limited to, those discussed in the section entitled “Risk Factors” found in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC).

Summary of the Conflict Minerals Rule

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Conflict Minerals Rule) which was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Conflict Minerals Rule imposes certain reporting obligations on a company that files reports with the SEC under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (a public company) whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG). These requirements apply to public companies whatever the geographic origin of the conflict minerals and whether or not these companies fund armed conflict.

If a public company can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the Covered Countries), or from recycled and scrap sources, they must submit a Form SD which describes the reasonable country of origin inquiry completed.

If a public company has reason to believe that any of the conflict minerals in its supply chain may have originated in the Covered Countries, or if it is unable to determine the country of origin of those conflict minerals, then that company must exercise due diligence on the conflict minerals’ source and chain of custody. The company must annually submit a report to the SEC that includes a description of those due diligence measures (Conflict Minerals Report).

1.	Company Overview

This report has been prepared by management of MKS Instruments, Inc. (herein referred to as “MKS,” the “Company,” “we,” “us,” or “our”). The information includes the activities of MKS and all of its subsidiaries.

MKS was founded in 1961 and is a global provider of instruments, subsystems and process control solutions that measure, control, power, monitor and analyze critical parameters of advanced manufacturing processes to improve process performance and productivity. MKS also provides services relating to the maintenance and repair of its products, software maintenance, installation services and training. As of December 31, 2013, MKS employed more than 2,300 individuals.

MKS’ product portfolio includes more than 10,000 products. We group our products into three groups of similar products based upon the similarity of product function. These three groups of products are: Instruments, Control and Vacuum Products, Power and Reactive Gas Products and Analytical Solutions Group Products. Our products are derived from our core competencies in pressure measurement and control, materials delivery, gas composition analysis, control and information technology, power and reactive gas generation and vacuum technology. Our products are used in diverse markets, applications and processes. Our primary served markets are manufacturers of capital equipment for semiconductor devices, and for other thin film applications including flat panel displays, solar cells, light emitting diodes (LEDs), data storage media and other advanced coatings. We also leverage our technology into other markets with advanced manufacturing processes including medical equipment, pharmaceutical manufacturing, energy generation and environmental monitoring.

Except for our software products and certain metal product lines in our Instruments, Control and Vacuum Products group (e.g. fittings, flanges, tubing, etc.) virtually all of the products we manufacture include electronic components, and almost all electronic components and related assemblies include tin (in the form of solder), gold (in the form of the surface finish of connector contacts, connector pins, printed circuit board contacts, etc.) and tantalum (in the form of tantalum capacitors), and occasionally tungsten (in the form of filament wire of indirect gauging measurement technology). As a result, conflict minerals are found in almost all of our products.

Supply Chain

With such an extensive product portfolio, our supply chain is highly complex. In 2013, MKS and its subsidiaries purchased supplies from over 2,300 suppliers across the world. In addition to dealing with a very large number of suppliers, MKS deals with multiple tiers of suppliers. We are many steps removed from the mining of the conflict minerals and the smelting and refining of the raw ores. We do not buy raw ore or unrefined conflict minerals or make purchases from the Covered Countries. We also do not buy directly from smelters or refiners. The smelters and refiners are in the best position in our supply chain to know the origin of the ores. For these reasons, the process of mapping our end-to-end supply chain is extremely onerous.

In order to comply with the Conflict Minerals Rule, we rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us – including sources of 3TG that are supplied to them from lower tier suppliers. It is not practicable to conduct a survey of all our suppliers and we believe a reasonable approach was to first conduct a survey of the suppliers who represented the majority of our expenditures in 2013. In the first and second quarter of 2013, we delivered a survey to 514 of our direct suppliers representing in excess of 77% of our 2013 expenditures. Also in the second quarter of 2013, we prepared a Conflict Minerals presentation at our annual U.S. and Asia supplier conferences and reminded suppliers present of their obligation to complete the survey. We then followed up with quarterly electronic reminders to those suppliers who had not completed the surveys.

Despite having conducted a good faith reasonable country of origin inquiry, we are unable to determine with certainty the origin of the 3TG in our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries. Due to the complexity of our broad product portfolio and supply chain, it will take additional time for many of our suppliers to verify the origin of the 3TG in the products they supply to us. We continue to engage with each of these suppliers on a regular basis and they in turn continue to engage with their suppliers. We hope that with additional time, these outreach efforts will result in greater transparency into our supply chain. For these reasons, we are required under the Conflict Minerals Rule to submit to the SEC a Conflict Minerals Report as an exhibit to Form SD. This report must include:

•	a description of the measures we took to exercise due diligence on the conflict minerals’ source and chain of custody

•	a description of the products manufactured or contracted to be manufactured that are not DRC conflict free

•	the facilities used to process the conflict minerals

•	the country of origin of the conflict minerals

•	the efforts to determine the mine or location of origin.

In accordance with the The Organisation for Economic Co-operation and Development (OECD) Guidance and the Conflicts Minerals Rule, this report is available on our website http://www.mksinst.com/docs/ur/MKS-ConflictMineralsReport.pdf.

Conflict Minerals Policy

We adopted the following Conflict Minerals Policy:

MKS Conflict Minerals Policy

In 2012, the U.S. Securities and Exchange Commission (the “SEC”) issued its final rule under Section 1502 of the 2010 Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Conflict Minerals Rule”) imposing new disclosure and related supply chain due diligence requirements for public companies regarding their use of “conflict minerals” in products they manufacture or contract to manufacture. The goal of this new rule is to curb the violent conflict and human rights abuses in the Democratic Republic of the Congo (“DRC”)1 and adjoining countries that are being financed in part by the exploitation and trade of conflict minerals from that region.

[1]	Conflict minerals procured from the following “covered countries” are the focus of the Rule: the DRC, Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.

The Conflict Minerals Rule defines “conflict minerals” as cassiterite (tin), columbite-tantalite (tantalum), wolframite (tungsten), their respective derivatives and gold (commonly referred to as the “3Ts &G”). MKS, being a global provider of instruments, subsystems and process control solutions that measure, control, power, monitor and analyze critical parameters of advanced manufacturing processes, uses certain of these conflict minerals in the manufacturing of its products. MKS is committed to identifying any of its suppliers who source conflict minerals from the DRC region from conflict sources. We expect our suppliers to partner with us in this endeavor regardless of whether they are subject to the new Conflict Minerals Rule by providing us with all necessary declarations. We also expect our suppliers to pass this requirement on to their supply chain if they do not source directly from smelters and determine the source of the conflict minerals. MKS is required to file our first report disclosing our findings on this matter on Form SD with the SEC on or before May 31, 2014 for the period covering the 2013 calendar year. MKS is currently conducting its reasonable country of origin inquiry by gathering information from its supply chain to determine whether conflict minerals used by MKS originated in the DRC or adjoining countries from conflict sources. The process of mapping our end-to-end supply chain is onerous because MKS deals with multiple tiers and a very large number of suppliers. However, MKS is committed to this effort and should MKS discover at any time that any of its suppliers are sourcing materials from the DRC region from conflict sources, MKS will work with the supplier to end this practice and if the supplier refuses, MKS will work diligently to identify and partner with an alternative supplier.

If you have any questions regarding MKS’ Policy on Conflict Minerals, please contact us at conflictminerals@mksinst.com

Our policy is publicly available on our website at http://www.mksinst.com/docs/ur/MKS-ConflictMinerals-Stmt.pdf.

2.	Due Diligence Process

2.1	Design of Due Diligence

Our due diligence process has been designed to conform generally with the framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten.

Our due diligence process includes:

•	the development of a Conflict Minerals Policy,
•	the establishment of a cross-functional team for complying with the Conflict Minerals Rule,
•	engagement of suppliers,
•	due diligence compliance process and measurement,
•	extensive record keeping and
•	continued follow-up communication with suppliers.

2.2	Management Systems

As described above, MKS has adopted a company policy which is posted on our website at http://www.mksinst.com/docs/ur/MKS-ConflictMinerals-Stmt.pdf.

Internal Team

MKS has established a cross-functional team led by our Director of Global Quality Systems who has over twenty years of experience working with our complex supply chain. The team is responsible for implementing our conflict minerals compliance strategy. Senior management is briefed about the results of our due diligence efforts on a regular basis.

Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have established, where practicable, long-term relationships with our numerous suppliers. We have communicated to our suppliers our expectations with respect to the Conflict Minerals Rule. In addition, in 2014 we intend to incorporate our expectations with respect to our Conflict Mineral Policy into the terms and conditions are our supplier contracts.

Maintain records

We have developed an internal system for documenting the implementation, management and monitoring of our Conflict Minerals Program.

2.3	Identify and assess risk in the supply chain

Because of our size, the complexity of our products, and the depth and breadth of our supply chain, it is difficult to identify suppliers upstream from our direct suppliers. In 2013, we reached out to 514 of our direct suppliers representing over 77% of our supplier spend in 2013. We rely on these suppliers, whose components contain 3TG, to provide us with information about the source of conflict minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers. Despite our original request and subsequent follow-up engagement with these suppliers, many are still not in a position to identify smelters/refiners by name and it has become clear to us that more time is needed to determine smelters/refiners used in our supply chain. MKS plans to continue its efforts to identify, to the best of its ability, the conflict minerals’ smelters/refiners used in our supply chain through a combination of annual supplier surveys and direct follow-up supplier engagement to identify the names of conflict minerals’ smelters used in our supply chain and cross checking these names against the EICC Conflict-Free Sourcing Initiatives Conflict-Free Smelter Program Compliant Tantalum, Tin, Tungsten and Gold Smelter Lists.

2.4	Design and Implement a Strategy to Respond to Risks

MKS has a risk management plan, through which the conflict minerals program is implemented, managed and monitored. Updates to this risk assessment are provided regularly to senior management.

As part of our risk management plan, to ensure suppliers understand our expectations we published a Conflict Minerals Policy, presented on this topic at our annual U.S. and Asia supplier conferences, and distributed a Conflict Mineral reporting instruction letter and survey to our worldwide suppliers who represent over 77% of our 2013 supplier spend and held individual conference calls with key suppliers to ensure proper information reporting.

As described in our Conflict Minerals Policy, we will work with any of our suppliers whom we have reason to believe are supplying us with 3TG from sources that may support conflict in the DRC or any adjoining country to end this practice and if the supplier refuses, we will work diligently to identify and partner with an alternative supplier of 3TG that does not support such conflict. To date, we are not aware of any instances where we have reason to believe any of our suppliers are supplying us with 3TG from a source that may support conflict in the DRC or any adjoining country.

2.5	Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. We rely on audits performed by industry groups like the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative’s (EICC-GeSI) Conflict Free Sourcing Initiative (CFSI).

2.6	Report on supply chain due diligence

This report is available on our website at http://www.mksinst.com/docs/ur/MKS-ConflictMineralsReport.pdf.

3.	Due Diligence Results

Request Information

We conducted a survey of those suppliers described above using a template similar to the one developed by EICC/GeSI, known as the Conflict Minerals Reporting Template (the template). The template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict minerals policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products.

Survey Responses

We received responses from approximately 89% of the suppliers surveyed. We reviewed the responses against criteria developed to determine which required further engagement with our suppliers. In the vast majority of the responses received, (i) suppliers provided data at a company level (vs. at a product level), (ii) the responses were incomplete and/or contained inconsistencies within the data reported in the template and (iii) the identities of the smelters or refiners were not known. We continue to engage directly with these suppliers to provide revised or missing information. We are therefore not yet in a position to verify that the smelters or refiners in our supply chain are certified as conflict-free by the EICC.

Efforts to determine mine or location of origin

In our supplier survey, we requested our suppliers to identify the smelter or refiner used in their respective supply chain. We have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain. Despite asking for this information, less than 10% of our suppliers surveyed whose products contain 3TG were able to identify the smelter or refiner used. We expect that with more time, upstream suppliers will be in a better position to identify relevant smelters and refiners and will in turn pass that information further down the supply chain.

4.	Steps to be taken going forward

We intend to take the following steps in 2014 to improve the due diligence conducted with respect to our 2013 supply chain:

a. Include a clause in the terms and conditions of our supplier contracts requiring suppliers to work with us to provide the source of conflict minerals and smelters used in their products.

b. Expand the number of suppliers requested to supply information.

c. Continue to engage with suppliers to attempt to increase the response rate and improve the content of the supplier survey responses.

d. If any of our suppliers are found to be supplying us with 3TG from sources that support conflict in the DRC or any adjoining country, to work with the supplier to end this practice and if the supplier refuses, to work diligently to identify and partner with an alternative supplier.